Exhibit 99.7
CNBC India Question and Answer session

INFOSYS LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
July 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board, Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

Basab Pradhan
Senior Vice President, Head of Global Sales, Marketing and Alliances and Member, Executive Council

Sanjay Purohit
Senior Vice President, Global Head of Products, Platforms and Solutions

Swami Swaminathan
Infosys BPO - Chief Executive Officer and Managing Director

INTERVIEWER
Udayan Mukherjee – CNBC

Udayan Mukherjee

S. D. Shibulal and V. Balakrishnan have joined in to talk about the quarter and as they see the year ahead. Good morning to both of you.

Shibu, let me ask you about the 2nd Quarter guidance first. You have suspended it. Is it a permanent suspension of the quarterly guidance from here on?

S. D. Shibulal

Actually let me start with the current quarter. I think given the environment, we have done fairly well. On year-on-year our Dollar revenue has gone up by 4.8%. We have met the EPS guidance, our volume has gone up by 2.7%. We have added a number of new clients this quarter.

If you look at the current quarter revenue, in constant currency terms we achieved $1.78 bn. We had two events 1) We lost $11 mn because of the currency. 2) We took a one-time write off of accrued revenue as a matter of prudence on a large transformational program which got cancelled this quarter in Europe. That was another $15 mn. Hence our revenue ended up at $1,752 mn. This is a one-time event. It is not a secular trend. The client is still with us. In constant currency terms, we have de-grown by 0.4% and that is where the revenue ended up.

If you look at many of the other areas, from a strategic direction we are doing well. We have added 10 new clients in products and platform this quarter. We had large deal wins this quarter, 4 of them, 1 of them above $300 mn. We had 4 transformational wins this quarter. Overall from a strategic perspective, we are executing our ‘Building Tomorrow’s Enterprise’ and Infosys 3.0 strategy in a very difficult environment. We have made the choices. We believe it is a marathon, it is not a sprint but we are executing with that strategy very clearly.

Now come to the guidance. We are definitely living in a very volatile environment. Look at US for example – the consumer confidence has come down again. Look at Europe. Between April and today if you look at the events which have unfolded, we could not have predicted many of those events sitting in April especially in the financial industry. Then if you look at Gartner report, the IT spending growth has been cut down from 3.1% to 1.3%. If you look at the TPI Index, 35% of the large deals have been taken off the table in Q1. In fact if you look at $1 bn plus, it is 85% of the deals have been delayed. So we are definitely in a very uncertain environment. Hence, for the time being we have taken a decision to give a yearly guidance, at least 5% growth for the year and not have a quarterly guidance for the time being.

Udayan Mukherjee

Why don’t you disband the yearly guidance as well because it appears that it is a very clouded environment. If you cannot see the quarter ahead, how can you see the 3 quarters ahead.

S. D. Shibulal

Please remember our business model is very relationship oriented. We get 94% of our revenue from repeat business. 65% is our visibility for the year in the beginning of the year. We know what is our visibility for the year. Given our conversation with our clients, looking at our pipeline, looking at the stability of pricing which we see, even though the pricing has gone down this quarter it is because of portfolio shift and other matters, we believe at this point we can atleast grow by 5% and it is prudent for us to talk about it.

Udayan Mukherjee

Now this cut down in the Dollar revenue guidance from 8%-10% to at least 5%, how much of it is because of cross currency and how much of it is because of lower volume growth visibility?

S. D. Shibulal

In this quarter, volumes went up by 2.7%. It has not reflected in the revenue because of cross-currency as well as some of the transitions which are going on. I would think that app 1% of that is because of cross-currency movement and remaining is because of business environment.

Udayan Mukherjee

Bala I heard you say that you have guided for an EBIT margin decline of 200 basis points and you have delivered that. But that is in the face of a huge change in the Rupee-Dollar, so you cannot hide behind that. There have been reasons for EBIT margin decline, so that rationale of you doing along guided lines does not hold at all?

V. Balakrishnan

Rupee has depreciated by something around 9.7% quarter-on-quarter. If you assume a net inflow of 40%, you have a benefit of 40 basis points for every 1% change. That means margins should have gone up by around 3.9%. But we have also seen a pricing decline this quarter. We have seen a pricing decline of something around 3.7%, in constant currency terms it is about 3.2%. Pricing is a function of portfolio. If you look at the portfolio of business, the CSI proportion has come down by over 1% this quarter. So portfolio-wise we have seen a change in pricing and that has been compensated by the Rupee depreciation. Rest of the investments still happened. We had some 700 people onsite in US. We spent more money on visas this quarter. Those were planned. So if you look at a planned basis, I think we have met the operating margin guidance for the quarter.

I also want to answer the other two questions you raised. One is on the guidance. Why we give guidance? We give guidance because we do not want any asymmetry of information between what we know and what the markets know. If you look at the clients budgets today, we have fair amount of certainty on the yearly spending. We have visibility into spending because we have long-term relationships. The challenge is the quarterly movements because today clients readjust their spending depending upon on what they see in the environment. They do not cancel projects, they defer projects. Their decision making gets slowed down. To an extent there will be volatility between quarters. That is what is difficult to predict but if you look at the longer term basis over a year, the budgets are there, clients are saying they are going to spend, they have greater degree of certainty in that. If you look at the guidance of at least 5%, that is 6% in constant currency, there is around 3% growth for rest of the 3 quarters. I think it is achievable and we are very clear that we will be able to make it. That is why we gave a guidance of at least 5%.

Udayan Mukherjee

Yet you have scaled down your full year guidance between what you said 3 months back and what you are saying now.

V. Balakrishnan

Let me explain that too. We had given a guidance of 8%-10% in the beginning of the year. Now we are talking of about at least 5%. There is a 1% impact because of constant currency but if you look at the volume growth, the 8%-10% growth at the higher end, assumed a volume growth of 10%. In fact at the 5% growth level because we assumed a 4% pricing decline to remain for the rest of the year, we are talking about again a 9.5% volume growth. So on volume growth terms, there is no reduction in guidance. It is because of pricing change what we saw in the 1st Quarter, that is impacting the full year’s guidance.

Udayan Mukherjee

Shibu, that is an alarming statistics. Bala is saying that you should assume that 4% pricing decline for the rest of the year. So it is not a one-off. It is a trend then you are seeing in pricing?

S. D. Shibulal

On the pricing front we clearly believe that at this point in time the pricing is stable. There are 2 factors, number one the portfolio shift. Bala is saying that the portfolio shift is going to continue for the rest of the year.

Udayan Mukherjee

Net-net it means pricing will decline?

S. D. Shibulal

And also No. 2 we are definitely seeing some sporadic pricing re-negotiations and discount demands. That is very clear but we are not seeing widespread pricing re-negotiations. Our consulting and system integration which is of higher revenue productive is stable from a pricing perspective but when the portfolio changes you will see a decline in revenue productivity. So the volumes are going up but the revenue will lag behind.

Udayan Mukherjee

I will ask you bluntly - because of the poor environment are you finally beginning to make pricing compromises?

S. D. Shibulal

Please remember, pricing is always a portfolio approach. Good environment or bad environment, you have to look at pricing as a portfolio. If you are a strategic client which is giving you $300 mn of revenue when there is a pricing discussion, it is a different discussion. There is always a portfolio approach to pricing. It is not that every client is at the same price, it is not that every service is at the same price. One has to look at it as a portfolio and we have always looked at it as a portfolio. We will look at the service, we will look at the client and take a decision. On a deal-by-deal basis, the unit which is run in the pricing has full flexibility to make pricing decisions. At a company level, we believe that our revenue should be high quality, we should have a good balance between different kinds of revenue. If you look at our strategic direction of ‘Building Tomorrow’s Enterprise’ and Infosys 3.0 also, it is all about creating this balance. On one end you have the consulting and system integration which is high revenue productivity, today it is 30% but our aspiration is to take it to one-third of revenue. On the other end, you have the product and platform business which we believe is non-linear, very high revenue productivity and it is growing. We are investing. We are also constantly looking at inorganic growth in that space. We have to balance the portfolio to get company’s objective but pricing is a portfolio.

V. Balakrishnan

Also Udayan, in an environment like this consulting and system integration is more discretionary, that is where you will see some impact. Even this quarter if you look at, the regular bread and butter, development, maintenance etc, that has grown. So in an environment like this you are going to see some larger impact on discretionary spending and that is what is reflected in the 1st Quarter number and we always assume that continues for the rest of the year.

Udayan Mukherjee

What are you assuming in your margin projection for the rest of the year in terms of the pricing decline and utilization?

V. Balakrishnan

Utilization could remain somewhere between 71%-72% (excluding trainees) because we are talking about 5% growth and we are also adding people. We are adding 35,000 people this year. 13,000 of that is related to BPO but still we are adding people. So utilization could be there at the 71-72% level but pricing, as I said earlier, we assume the same pricing for the rest of the year. It is like rupee. We take the closing rate at the quarter and assume that to remain for the rest of the year.

Udayan Mukherjee

So down 3.7%.

V. Balakrishnan

Yes, whatever you see decline in the 1st Quarter, we assume that to continue for the rest of the year.

Udayan Mukherjee

Any wage hikes that you are pricing in at this point into the margin calculation?

V. Balakrishnan

No, we have not baked in any wage increases but we do have given 20,000 promotions and progressions across the company effective from July 1st, that has been taken into account.

Udayan Mukherjee

Shibu no rethink on wage hikes at all because of the environment?

S. D. Shibulal

The first one is that we have done the promotional progressions as we talked last time. We have done 20,000 across the corporation. If you look at 2008-2009, we have looked at the wage hike in the middle of the year and we will revisit the wage hike as usual in the middle of the year.

Udayan Mukherjee

In September?

S. D. Shibulal

In October.

Udayan Mukherjee

So you are still keeping the window open for a possibility?

S. D. Shibulal

We are still keeping the window open for the possibility.

Udayan Mukherjee

Bala I want to ask you one question on use of cash, again there has been rumors last few days about a possible buyback. Was that in the consideration radar at all in the board meeting?

V. Balakrishnan

No. For us cash is very important. As we said earlier, we are focusing on Infosys 3.0. There is a greater focus on product, platform, and solution business. We are seriously looking at acquisitions. If we find any good strategic fit, we want to use the cash to grow that part of the business to meet our overall corporate objective. I think buyback is the last in the line. Probably even if we want to return it, it may be dividend like what we have done in the past few years. But the primary use of cash could be for some strategic acquisitions to meet our corporate objective.

Udayan Mukherjee

Shibu your investors understand that the environment is tough right now and to that extent companies like you are getting affected. What they are not happy about is that probably you are losing market share because some of your larger peers are not showing up the same pain in the quarterly results. Is it an industry specific slowdown or is it a company specific slowdown?

S. D. Shibulal

I think it is important to understand that you can’t do different things and expect same results. We have taken a path which we have clearly articulated. We clearly believe that we have to build a balanced portfolio which is more relevant to our clients and that is the way to be successful in the medium to long-term. It is very important to look at the portfolio. We have 30% of the business coming from the discretionary spend which will get impacted by more than normal in a difficult environment. We are investing into products and platforms. Our dependence on the financial services is 34%. Our overlap between financial services and Consulting and System Integration is actually very low. So if you look at the environment, you have 34% of the revenue coming from the industry which is going through turmoil. You have 30% of the revenue coming from Consulting and System Integration space which is discretionary spend which gets impacted more in this kind of an environment, so 64% of the revenue. So one has to factor in these factors. We clearly believe that we are on the right path because for us it is a marathon not a sprint. You will hit some bumps on the way especially if you are in the game ahead. We clearly believe that we have to continue execution on our strategic direction, build a balanced portfolio which will have a substantial part of Consulting and System Integration work which is high quality, high revenue productivity and substantial part of products and platform work. That is the way we believe we will create sustained quality growth in the medium to long-term. But it is a different path. We have made a choice, in the short-term the result will be different based on different paths.

Udayan Mukherjee

How will you qualify short-term because you had a few quarters of pain and it is a matter of patience with investors or people who watch your company. How long is the period of pain?

S. D. Shibulal

Please remember we have taken up this transformation in probably one of the most difficult times to do. I believe that there is no good time and bad time for transformation. Companies who do not transform cannot exist in the long-term. What worked yesterday is not going to work for tomorrow. We could not have taken a view that we are going to wait for the good times to come before we start the transformation. We are going through this transformation in a very difficult time and the environment does impact a business which is so large. There is a dependence on the environment which you have to factor in and there is definitely a different path which we have taken. In my mind, the environment is very difficult to predict as you hear numbers between 4-8 quarters for it to get back to at least some sense of normalcy.

Udayan Mukherjee

8 more quarters?

S. D. Shibulal

For the environment. I’m not talking about Infosys, I’m talking about the environment.

Udayan Mukherjee

I meant the environment, 8 more quarters?

S. D. Shibulal

If you look at the reports, people are talking about a prolonged recovery and things like that. It has been more of a volatile environment. It has been volatile quarter after quarter and the events are unfolding as we speak. But when I look at our strategic direction, I believe that it will yield results in the medium to long-term.

Udayan Mukherjee

Bala, will you have to make more margins sacrifices you think if the environment remains like this for another 4 to 8 quarters?

V. Balakrishnan

No I don’t think so. Even in this particular quarter, even though we have seen a decline of close to 4% in revenue productivity, we still met the margins. Our aspiration always has been to get the best margin in the industry. I don’t think we are going to dilute it. But let us be real, the world is today in turmoil. Nobody can predict how long the turmoil is going to remain. All the developed markets are going through a downturn. UK is technically in a recession. In the US, people are worried about the fiscal cliff which will happen in December. So we are living in a very volatile world, that is the reality and we are doing a large transformation which is impacting us along with the environment. We are going through the process but we believe we have the right strategy, we are in the right direction. I think once there is some stability, we will come out as winners, that is the whole point. It is all about long-term, not about short-term. You can ask me what is short-term, what is long-term. Nobody can tell that. Even you can’t tell us how long the European crisis is going to be there. So we are preparing our model for growth. We want to have the best portfolio of business. We believe that is the right thing to do in this industry and we are going in that path. I think if we execute the strategy well we will differentiate ourselves. We will look much better in the whole industry.

Udayan Mukherjee

Shibu this onetime reversal that you had then, why are these client specific issues popping up at regular intervals? Couple of quarters back it happened with another financial client, This time around it has happened with a European utility. Why do you keep running into this client specific, what exactly is going on with these individual large clients?

S. D. Shibulal

Please remember we run 6000 programs and many of the large transformational programs are very complex. This is a client specific issue. It is a one-time reversal and we do this as a matter of prudence. We are still working with the client. Only that contract has been terminated. We have taken it as a matter of prudence to take that $15 mn reversal it is a one-time event. We have a very strict management of critical risk programs. We have a high risk cell which looks at all the critical risk programs. I cannot think of more than 3 or 4 critical risk programs at any point in time out of the 6000 programs we run. I think we are very good in execution. It is a very disciplined way of looking at things. Once in a while you will have a specific issue with the client on a contract, it is not even a full client issue. It is on a specific contract.

Udayan Mukherjee

What exactly is the problem with visibility? Now are you seeing inability to scale up on part of your clients or are there budget freezes or indefinite kind of postponement of projects?

S. D. Shibulal

In simple terms, it is lack of confidence. If you look at our clients, they are looking at the environment. All kinds of numbers I told you - you have the consumer confidence coming down, you have the European turmoil going up, you have events happening in the financial industry which are totally unpredictable and that impacts their ability to take decisions. There is lack of confidence. Many of the things which were planned, for example, the financial industry was hoping that the housing market will comeback, the mortgage industry will pick up, they were investing into it, that has not happened. There were a set of dates for the regulatory compliance, those dates have been moved. Now there is a concern that more regulations are on the way. So there is lack of confidence. When you have lack of confidence, you postpone the decisions, you revisit your decisions and you delay your decisions and that is what the environment is.

Udayan Mukherjee

More members of the Infosys top management now join me. B. G. Srinivas, Sanjay Purohit, Swami Swaminathan and Basab Pradhan to talk about various aspects of the company’s performance. Gentlemen, good morning. Thanks for joining in.

BG, let me start with you on that. One-off hit that you have taken, can you just tell us without mentioning names why it happened, whether such problems can resurface in subsequent quarters?

B. G. Srinivas

Let me paint a picture of Europe and then I will come to the specifics. Yes, the macro environment in Europe continues to be uncertain and challenging and there are no easy answers to fix that. Not withstanding that if you take our client environment in Europe across sectors; Financial Services, Manufacturing, Energy & Utilities, Retail, CPG, they are holding up reasonably steady at this point in time. While there is a little bit slowness in decision-making but the IT budget spends outlay for the full year is still there. We continue to have traction in terms of pipeline, deals both in transformation programs as well as outsourcing programs. There is a bit of vendor consolidation happening in some sectors. The specific event which happened during the quarter was a one-off client event in the Energy & Utilities in the continent. While I cannot talk specifics to the client this is a large transformation program and that is why you see a bit of a massive swing. In today’s context when we are handling large transformational programs for clients, it is no longer as in the past when we were handling small programs where the blips were typically normalized because there is always an upside and downside. But this one-off thing during the quarter has definitely reflected on not only the CSI numbers, but also the European numbers.

Udayan Mukherjee

This $100 mn plus client?

B. G. Srinivas

No.

Udayan Mukherjee

I know that the client remains with you but could it also pop up in subsequent quarters with this kind of write-back?

B. G. Srinivas

It all depends on the client environment and specific clients take decisions based on what they see. I cannot comment whether this will happen or not but always look at in the context that today we are handling large transformational programs across sectors -- Europe, US. Last quarter we saw a significant upswing. When you have large fixed price programs running, you will definitely see upswings and in occasional cases you will see these blips. That is something we have to live with because that is the nature of the business we are in especially when you are handling large transformation programs.

Udayan Mukherjee

Basab, the other disappointment has been the 3.7% cut in blended pricing. Can you explain why that happened and whether as Bala was suggesting that should be taken as the norm for the rest of the year?

Basab Pradhan

Most of it is because of reasons other than secular MSA pricing. I mean there is a portfolio shift, there are currency movements. They are all sort of baked into that. At the end of that you get a sort of consolidated realization decline. MSA price decline which is really what drives the long-term pricing. We have seen pressure on it but it is fairly spotty. I wouldn’t call that a trend yet, that we are overly worried about.

Udayan Mukherjee

But are clients coming back because of the environment to you and asking for pricing discounts?

Basab Pradhan

No. It is not like post financial crisis when there were clients in serious trouble themselves and they would come back and ask for price cuts because of that. But it is more because there is competition and when there is competition, clients will obviously try to take advantage of that which is again one of the reasons why we think the company strategy is to go towards more differentiation. Lesser the differentiation, the more pricing pressure you will get. That is true about any product, any service. We need to therefore push our products and services towards more differentiation which is the strategy that Shibu and everyone has been talking about.

Udayan Mukherjee

But has the market because of the very sticky environment become more price-sensitive? You have always been a premium priced player. To get market share in this kind of an environment in a very price-sensitive market, is it getting difficult?

Basab Pradhan

If you were to say price sensitivity, that is what we saw after the Dotcom bubble crash and after the financial crisis. That is when clients came to us and said we are in trouble and we just want you to take a price cut. That is price sensitivity. What you are seeing in the market now is clients seeing a competitive environment and on services that carry less differentiation, they are taking advantage of that like anybody would do. In any market, any set of customers would do that. I am not going to say that there is higher price sensitivity. It is simply a matter of services on which there is a lot more competition and they are less differentiated and clients take advantage of that.

Udayan Mukherjee

Sanjay, how is the products market holding out in the midst of this kind of global sluggishness?

Sanjay Purohit

We are continuing to see a strong uptake in our InfosysEdge suite of platforms and products. We added 10 more clients. We are now currently working with a Total Contract Value of $380 mn. Our Cloud business is also seeing significant traction. We currently have engagements across more than 150 clients, working with more than 3000 Cloud experts. The Enterprise Mobility business has seen significant traction. We have got 10 additional wins last quarter and we are currently working with more than 60 customers across different areas. What is more important is that in all of these areas we are seeing that we are engaging in some of the core changes or transformations that our clients are going through. For example, a large hi-tech company in the US, we are changing the way they completely deal with the internal employee environment using our platform which is a SocialEdge platform. Incidentally, SocialEdge platform now has more than 10 clients which is what we have always been working towards, saying that each of our products and platforms should have more and more client adoption and should see a high uptake. For example, in Cloud, we are working with a large North American manufacturing major and completely helping them transition to the private cloud as well as use Big Data, Analytics. So in these areas of products, platforms, Big Data, Cloud, Mobility, we are seeing a strong uptake going into the quarter.

Udayan Mukherjee

Swami, what about BPO? In terms of whether you have witnessed any kind of pricing pressure too in the BPO side?

Swami Swaminathan

Surely, there is a pricing pressure at the bottom end of the pyramid but we have significantly moved from the bottom end to the top end. We have sort of changed the name of the game from being very transactional to being very transformational. It has been a good quarter. We have grown 22% yoy. Because of the fact that we have actually moved from being transactional to transformational, we are also able to hold on to our margins, we are still continuing to be leading in terms of margins.

Udayan Mukherjee

Margins are stable between quarters?

Swami Swaminathan

Yes, margins are stable. In fact they have actually moved up a few percentage points (yoy basis) because of the fact that our value-based service offerings are now really resonating well with the clients. We are also moving quite significantly from being very India-centric. Today we have more centers outside of India than in India. Over 35% of revenues are coming from centers based outside of India. It is not really in some sense outsourcing or offshoring. It is really ‘right-sourcing’ that we are dealing with our clients. In many ways, clients are seeing two distinct values. One is our ability to help them to move on to newer markets with much more agility because if they have a market, if they have a product, if they have a customer, they just go there and we are able to sort of make sure that the back office is really up and running. We are helping clients to grow the top line, we are helping clients to grow the bottom line. The model itself has completely changed and it is resonating, exceedingly well with the clients. That is why we are reasonably bullish about what we are going to be able to do this year compared to the previous year.

Udayan Mukherjee

BG, what is going on in the BFSI? That is down 1% this quarter sequentially. Are you seeing a lot of project cancellations or delay in ramp-ups there?

B. G. Srinivas

The Financial Services sector is definitely going through challenging times and it is very obvious. In this context definitely there is a lot of pressure internally within the sector to reduce cost. Their revenue/ top line is definitely not going up. There is a lot of pressure on margins. There are a lot of initiatives within the banks, within the capital market segments to look at to rationalize on the pricing, both IT as well as operations. There are a couple of things they are doing. One is they are looking at vendor consolidation. That is an effort which continues both in the US and Europe particularly. If you look at other markets like Australia, they are looking at increased offshoring as a means to reduce cost. This trend will continue for the coming year for sure. The other area which they are definitely looking at is, they are hit with a lot of new regulations and they have to implement new processes and systems and controls and they have to find budget to make sure that they are able to put these new systems in place. Again, that is putting a pressure on ‘Run-The-Bank’ applications to knock cost off, so that they can fund these new programs. That is an area again Infosys has made investments in terms of building framework to help them put these new systems in place at costs which are much more competitive.

Udayan Mukherjee

When do you think this will kick in, in terms of some kind of an upside kicker? This adoption of new processes and systems which you can capitalize on even in a difficult environment.

B. G. Srinivas

If you look at the rate at which the costs are coming under pressure, the cost take-out impact is much larger on the volume terms as compared to the investments into this new area. It will take a couple of quarters for this to come in but you will already see that happening because otherwise the ramp-down would have been even more significant. We are able to hold fort in a reasonably steady state given the fact that there is on one hand cost takeout which means no new large programs are kicking in. At the same time there are new investments happening which means some ramp-ups. We have to balance that and we have to make sure that the volumes continue. Even in BFSI we are seeing some volume movement upwards. So there is some movement. But overall in the bigger scheme of things there is a lot of pressure on taking cost out and you will see that in the coming quarters as well. To offset that we have to make sure on the steady-state business, application services, infrastructure management, where we are seeing traction and opportunities in BPO we should compute these numbers together, compete and win and that is what we are doing.

Udayan Mukherjee

Basab, you have seen downturns in the past. Does this have a feel of a cyclical downturn of 3, 4 quarters, after which things will get back on track or has something structurally changed which might set you back by 2-2 ½ years?

Basab Pradhan

That is a very good question because it does feel like that if it is a cycle, the bottom of it seems to be long extended period of time and it also seems like that the cycles are correlated around the world. After the financial crisis we saw emerging markets carry the world on its shoulder for a while. China was booming at that time and it is a large-sized economy by itself. Now everything seems to be correlated at the bottom. In the US, the recovery which we were hoping for, we saw some shoots out of the ground is now very shaky and Europe is what it is and the Emerging Markets are not contributing. It reflects in our guidance. At this point in time to us it looks like we do not see when this can pick up again. So we have to go with the outlook that we can see right now.

Udayan Mukherjee

Same question to you, BG. I mean, do you think the sluggishness can last beyond this year and take you further into FY14? Because right now to predict a turnaround, might be a matter of hope rather than conviction.

B. G. Srinivas

It also depends on some client-specific opportunities. Again while overall there is sluggishness definitely, if we are able to win some of these large outsourcing programs and if we land in at the positive side of the vendor consolidation which we are making all effort towards and the investments on the client-centric applications, the regulatory application, we should be able to hold the revenue steady and see an uptake if some of the large deal wins happen. That is definitely a possibility even in current challenging times.

Udayan Mukherjee

Swami, any possibilities that you are exploring on the inorganic front? Because there is no give-back of the cash that you are sitting on, are you finding any attractive proposition that you are pursuing?

Swami Swaminathan

Yes, the inorganic growth is key part of our strategy really. If you sort of wind back we have done 3 acquisitions in the last 6 years. There is a dedicated team in BPO which continues to look at and scan opportunities. As we speak, we continue to look at opportunities and wherever we believe that there is a proposition out there which is going to enable us to sort of bridge a gap in the kind of service offerings that we have or get us to a newer market much faster, those are the kind of deals that we are really bullish about. But any transaction which just gives us more of the same and adds to our top line is something that we are continuing to stay away from because organically we can grow that practice quite efficiently.

Udayan Mukherjee

Sanjay, in your products and platforms space, is the higher value-added end getting squeezed more because of the inability to do a lot of discretionary spend at this point?

Sanjay Purohit

I think the construct of the products and platforms business since it is intellectual property led, that is why it is not a function of any rate structure. What is more important is to understand what are the kind of functionalities and capabilities that you bring in, whether you bring in with your own intellectual assets or you bring it with partnered intellectual assets or with acquired intellectual assets over time. Hence this is more importantly a game where the value that you realize is a function of the quality and the stability of the intellectual assets and the roadmap of that intellectual asset over time. That is why when we look at this business, our objective is to create more and more robust as well as highly relevant intellectual assets and value is the function of the quality of the intellectual assets.

Udayan Mukherjee

Gentlemen, have a good quarter. Thanks very much for your time today. Thanks for joining in today.